FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Provides End of 2015 Financial Update

Net Debt at $2.5B

Strong quarterly multi-client sales

New financial covenant sequence

Extension of French revolver credit facility maturity

PARIS, France – January 11, 2016

Balance Sheet Key Financial Figures

•	CGG anticipates year-end 2015 net debt to be at $2,502m, to be compared to $2,538m by end of September 2015.

•	The Group’s Liquidity, corresponding to the sum of the cash balance and the undrawn portion of the revolving credit facilities, is expected to amount to $420 million by December-end, to be compared to $440m by end of September 2015.

•	Over the fourth quarter, the cash performance was notably sustained by strong multi-client revenue at $242 million, by Sercel sales at $102 million, and by a tight cost and working capital management.

•	Jean-Georges Malcor, CEO, CGG, said: “Our strong level of multi-client sales this quarter confirms our excellent technology and the unique strategic positioning of our multi-client library in key sedimentary geological basins.”

Financing

•	CGG has negotiated with its main lending banks revised thresholds for its leverage covenant for 2016 and beyond, subject to the completion of the targeted €350 million capital increase. The maximum leverage ratio (defined as total net financial debt to EBITDA) would then be increased to a ratio of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter.

•	CGG has also agreed with its main lending banks a minimum liquidity covenant. In the case of its French and US revolving credit facilities, the group must maintain a minimum Group Liquidity amount (cash and cash equivalents plus undrawn revolving credit facilities) of $175 million at each quarter end. In the case of its Nordic facility, the group must maintain a minimum liquidity amount (cash and cash equivalents) of $100 million at all times.

•	Last, CGG and its French RCF lenders have agreed upon an amendment of its $325 million revolving facility agreement leading, subject to the completion of the targeted €350 million capital increase, to a new scheduling of the total commitments of the lenders thereunder: $325 million up to July 2016, $300 million up to July 2017 (instead of $275 million) and $275 million up to June 2018. This extension of the maturity of the French RCF completes the Q4 2015 refinancing plan of CGG with the execution in December of a Secured 2019 Term Loan to replace 94%of the oustanding 2017 High Yield Bonds and 100% of the Fugro Vendor Loan.

Other Information

Vessel utilization rates

•	The vessel availability rate in Q4 2015 was 92%. This compares to a 87% availability rate in the fourth quarter of 2014 and a 84% rate in the third quarter of 2015.

•	The vessel production rate in Q4 2015 was 89%. This compares to a 92% production rate in the fourth quarter of 2014 and a 92% rate in the third quarter of 2015.

•	During the quarter, our vessels were allocated 73% to contract and 27% to multi-client.

Availability of a Form 6-K

•	CGG has published a report on Form 6-K updating its 2014 annual report on Form 20-F, which is available on the Company’s website and on the website of the SEC (www.sec.gov).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Forward-looking statements

This press release includes information about the objectives of the Group and forward-looking statements. These statements are sometimes identified by the use of the future or conditional tense, as well as terms such as “estimate”, “believe”, “have the objective of”, “intend to”, “expect”, “result in”, “should” and other similar expressions. It should be noted that the realisation of these objectives and forward-looking statements is dependent on the circumstances and facts that arise in the future. Forward-looking statements and information about objectives may be affected by known and unknown risks, uncertainties and other factors that may significantly alter the future results, performance and accomplishments planned or expected by the Company. These factors may include changes in the economic and commercial situation, regulations and the risk factors described in CGG’s annual report on Form 20-F for the financial year ended 31 December 2014 filed with the Securities and Exchange Commission (the “SEC”) on 13 April 2015, and which may be obtained on the websites of CGG (www.cgg.com) and SEC (www.sec.gov), as the case may be.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 11th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO